EXHIBIT 99.12

            , 2004

Dear Potential Investor:

We are pleased to provide you with the enclosed material regarding the conversion of Fremont Mutual Insurance Company from a mutual insurance company to a stock insurance company.

This information packet includes the following:

Prospectus: This document provides detailed information about Fremont Mutual’s operations and the proposed stock offering by Fremont Michigan InsuraCorp, Inc., a holding company formed by Fremont Mutual to become its parent company upon completion of the Conversion. Please read it carefully prior to making an investment decision.

Stock Question and Answer Brochure: This answers commonly asked questions about the stock offering.

Stock Order Form: Use the form to subscribe for stock and return it together with your payment made payable to The Huntington National Bank to Centennial Securities Company, Inc. in the green business reply envelope provided. The deadline to subscribe for stock is stated on the form.

We are pleased to offer you this opportunity to become one of our charter stockholders. If you have any questions regarding the conversion or the Prospectus, please call Centennial Securities Company, Inc. toll free at (800) 253-4131. Centennial Securities Company, Inc. is open Monday through Friday from 8:30 a.m. to 5:00 p.m.

Sincerely,

Richard E. Dunning
President